

03002409

50
3/14/03

UF 3-3-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 52204

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitney Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

228 St. Charles Avenue, Suite 200
                        (No. and Street)

New Orleans _____ Louisiana _____ 70130
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deann Fath _____ (504) 299-5280
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
              (Name — if individual, state last, first, middle name)

639 Loyola Avenue, Suite 1800 _____ New Orleans _____ LA _____ 70113
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __David J. Palozzola_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Whitney Securities, L.L.C._____, as of __December 31_____, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
PATRICIA K. LOUPE
NOTARY PUBLIC
Parish of Jefferson, State of Louisiana
My Commission issued for Life.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITNEY SECURITIES, L.L.C.
FINANCIAL STATEMENTS AND SUPPLEMENTARY
INFORMATION AS OF DECEMBER 31, 2002
(Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5)

WHITNEY SECURITIES, L.L.C.
Contents



PricewaterhouseCoopers LLP
Suite 1800
639 Loyola Avenue
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Accountants

To the Board of Directors of Whitney Securities, L.L.C.:

In our opinion, the accompanying statement of financial condition, and the related statement of income, changes in member capital, and cash flows present fairly, in all material respects, the financial position of Whitney Securities, L.L.C. at December 31, 2002, and the results of its operations for the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 31, 2003

WHITNEY SECURITIES, L.L.C.

Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 95,603
Money market investments, at fair value	699,420
Receivables from brokers, dealers and clearing organizations	91,678
Other assets	15,106
Total assets	**$901,807**

LIABILITIES AND MEMBER CAPITAL

Liabilities

Accounts payable and accrued expenses	$ 88,135
Total liabilities	88,135

Member Capital

Member contribution	350,000
Retained earnings	463,672
Total member capital	813,672
Total liabilities and member capital	**$901,807**

The accompanying notes are an integral part of these statements.

WHITNEY SECURITIES, L.L.C.

Statement of Income
For the year ended December 31, 2002

Revenue	
Revenue from sales of investment company shares	$ 578,622
Commissions on annuity transactions	457,457
Commissions on securities transactions	339,166
Commissions on educational savings plans	13,186
Interest and dividends	7,213
Total revenue	1,395,644
Expense	
Employee compensation and benefits	767,484
Processing services	223,257
Intercompany management fees	30,000
Telecommunication	19,979
Occupancy	18,000
Professional services	18,000
Licenses and regulatory fees	15,817
Other operating expense	29,510
Total expense	1,122,047
Net income	$ 273,597

The accompanying notes are an integral part of these statements.

WHITNEY SECURITIES, L.L.C.

Statement of Changes in Member Capital
For the year ended December 31, 2002

	Member Contribution	Retained Earnings	Total Member Capital
Balance at December 31, 2001	$ 350,000	$ 190,075	$ 540,075
Net income	-	273,597	273,597
Total comprehensive income	-	273,597	273,597
Balance at December 31, 2002	$ 350,000	$ 463,672	$ 813,672

The accompanying notes are an integral part of these statements.

WHITNEY SECURITIES, L.L.C.

Statement of Cash Flows
For the year ended December 31, 2002

Operating activities	
Net income	$ 273,597
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables from brokers, dealers and clearing organizations	(13,674)
Increase in other assets	(486)
Increase in accounts payable and accrued expenses	30,771
Net cash provided by operating activities	290,208
Investing activities	
Purchases of money market investments	(239,733)
Net cash used for investing activities	(239,733)
Increase in cash and cash equivalents	50,475
Cash and cash equivalents at beginning of period	45,128
Cash and cash eqivalents at end of period	$ 95,603

The accompanying notes are an integral part of these statements.

WHITNEY SECURITIES, L.L.C.

Notes to Financial Statements

1. **Organization and Nature of Business**

   Whitney Securities, L.L.C., a Louisiana limited liability corporation (the Company), was organized on September 21, 1999. The Company began operating as a registered broker-dealer under the Securities Exchange Act of 1934 on March 1, 2000 and is a member of NASD. The Company's sole member is Whitney National Bank (the Bank). The Bank is a wholly owned subsidiary of Whitney Holding Corporation, a Louisiana bank holding company.

   The Company is an introducing broker-dealer offering a range of investment products and limited investment advice to retail customers in accordance with NASD and Office of the Comptroller of Currency (OCC) regulations. The Company accepts customer orders but clears transactions through another brokerage firm (clearing organization) on a fully disclosed basis. The clearing organization processes and settles the customer transactions for the Company. The commissions and other fees earned from the transactions are divided between the Company and the clearing organization in accordance with contractual terms.

2. **Summary of Significant Accounting Policies**

   The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and with general practices followed by brokers and dealers in securities. The principles and policies followed by the Company, and the methods of applying those principles and policies, which materially affect the determination of financial position, results of operations and cash flows are summarized below and in the following notes:

   Use of Estimates
   Preparing financial statements and related notes in accordance with accounting principles generally accepted in the United States of America involves making estimates that impact the amounts reported. Actual results may prove different from those estimated.

   Cash and Cash Equivalents
   The Company considers all cash held, excluding money market investments, as cash and cash equivalents.

   Revenue from Broker-Dealer Activity
   Commission income is generated on a transaction basis and recognized on a settlement basis.

   Income Taxes
   The Company is a single member limited liability company for Federal and, where applicable, state income tax reporting purposes. Income from the Company is treated as taxable income of the member. Accordingly, there are no tax provisions or current or deferred tax assets or liabilities reflected in the accompanying financial statements.

WHITNEY SECURITIES, L.L.C.

Notes to Financial Statements

2. **Summary of Significant Accounting Policies (continued)**

   Money Market Investments
   Money market investments are stated at fair value based on quoted market prices.

   Receivables from Brokers, Dealers and Clearing Organizations
   The Company is required to maintain a deposit at the licensed broker-dealer which acts as its clearing organization. This amount is included in receivables from brokers, dealers and clearing organizations in the Company's balance sheet. The amount on deposit was $55,241 at December 31, 2002.

   Operating Segment Disclosures
   Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information" established the standard for reporting information about a company's operating segments using a "management approach." The Company views its activities as a broker and dealer in securities to be a single line of business and manages accordingly. As such, there are no operating segments to report in accordance with this accounting standard.

   Recent Pronouncements
   In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or a disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Adopting this standard should have no impact on the Company's financial position or results of operations.

   In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. This interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The initial recognition and initial measurement provisions shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees issued prior to the date of this interpretation's initial application shall not be revised or restated to reflect the effect of the recognition and measurement provisions of the interpretation. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Adopting this standard should have no impact on the Company's financial position or results of operations.

WHITNEY SECURITIES, L.L.C.

Notes to Financial Statements

3. Related Party Transactions

The Company has entered into a service agreement with the Bank, under which the Bank provides substantially all of the support for its operations, including human resources, office facilities, communications and computer technology and support. Payments to the Bank under this agreement cover (a) the direct cost of Bank employees dedicated to Company sales and support activities and an appropriate allocation of the Bank's expense of providing health, retirement and other benefits to these employees; (b) the fair rental value of office space provided in the Bank's facilities; (c) a negotiated management fee; and (d) other miscellaneous direct or allocated costs. The Company paid the Bank approximately $835,000 under this agreement in 2002.

Included in accounts payable and accrued expenses at December 31, 2002, is approximately $70,000 related to accrued employee compensation and benefits payable to the Bank under this agreement.

4. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain net capital at the greater of $250,000 or 6-2/3% of aggregate indebtedness. The following compares the Company's net capital as of December 31, 2002 to the maintenance required:

Net capital	$784,578
Required net capital	250,000
Excess net capital	$534,578

The Company qualifies and operates under the exemptive provisions of Rule 15c3-3 as all customer accounts and customer securities are carried and maintained by a clearing broker through which the Company clears all transactions with and for customers.

5. Contingencies

The Company is at times party to legal proceedings arising in the normal course of business. After review with legal counsel, the Company's management believes that there are no pending or threatened actions the resolution of which could have a material effect on the Company's financial condition, results of operations, or cash flows.

SUPPLMENTARY INFORMATION

WHITNEY SECURITIES, L.L.C.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2002

Net Capital

Total member's capital	$ 813,672
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	813,672

Deductions and/or charges	
Nonallowable assets	15,106
Total deductions and/or charges	15,106

Net capital before haircuts on securities positions	798,566
Haircuts on securities	13,988
Net capital	$ 784,578

Aggregate Indebtedness

Items included in the statement of financial condition-	
Accounts payable and accrued expenses	$ 88,135
Items not included in the statement of financial condition	-
Total aggregate indebtedness	$ 88,135

Computation of Basis net Capital Requirement

Net capital	784,578
Minimum dollar net capital requirement - greater of $250,000 or 6-2/3% of aggregate indebtedness	250,000
Excess net capital	$ 534,578

There are no differences between the computation of net capital under Rule 15c3-1 as shown above and the unaudited computation of net capital under Rule 15c3-1 included in the Part II A filing of Whitney Securities, L.L.C. as of December 31, 2002.

PriceWaterhouseCoopers 🅟🅦

PricewaterhouseCoopers LLP
Suite 1800
639 Loyola Avenue
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Accountants on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors of Whitney National Bank:

In planning and performing our audit of the financial statements and supplemental schedule of Whitney Securities, L.L.C., (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

- Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2003